Exhibit 99.5
CPT Park, LP
Financial Statements for the Year Ended
December 31, 2006, and the Period From
March 18, 2005 (Date of Inception)
Through December 31, 2005, and Report of
Independent Registered Public Accounting
Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of
CPT Park, LP
Houston, Texas
We have audited the accompanying balance sheets of CPT Park, LP (the “Partnership”) as of December 31, 2006 and 2005, and the related statements of operations, partners’ equity, and cash flows for the year ended December 31, 2006, and the period from March 18, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of CPT Park, LP as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, and the period from March 18, 2005 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Houston, Texas
March 29, 2007

CPT PARK, LP
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

REAL ESTATE ASSETS—At cost:
Land	$3,922,876	$3,922,876
Buildings and improvements	18,059,367	17,928,541

	21,982,243	21,851,417

Accumulated depreciation	(1,052,125)	(454,530)

Net operating real estate assets	20,930,118	21,396,887

CASH AND CASH EQUIVALENTS	147,583	177,781

RESTRICTED CASH	454,299	386,864

ACCOUNTS RECEIVABLE, Net of allowance of $460 and $550, respectively	15,844	3,435

DEFERRED FINANCING COSTS, Net of accumulated amortization of $31,249 and $14,204, respectively	88,066	105,111

OTHER ASSETS—Net	47,534	3,212

TOTAL	$21,683,444	$22,073,290

LIABILITIES AND PARTNERS’ EQUITY

LIABILITIES:
Mortgage note payable	$14,479,600	$14,479,600
Accrued real estate taxes	389,369	446,585
Accounts payable and accrued expenses	45,463	36,801
Accounts payable and accrued expenses—related party	20,421	14,625
Accrued interest payable	61,176	61,176
Tenant security deposits	30,187	27,447
Other liabilities	23,377	39,335

Total liabilities	15,049,593	15,105,569

COMMITMENTS AND CONTINGENCIES

PARTNERS’ EQUITY	6,633,851	6,967,721

TOTAL	$21,683,444	$22,073,290

See notes to financial statements.

CPT PARK, LP
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

		Period from
		March 18, 2005
		(Date of
		Inception)
		Through
		December 31,
	2006	2005
REVENUES:
Rental revenues	$2,501,921	$1,898,337
Other property revenues	248,665	161,804

Total revenues	2,750,586	2,060,141

EXPENSES:
Property operating and maintenance	880,367	657,226
Real estate taxes	374,856	359,677
General and administrative	51,480	41,795
Interest	751,161	593,340
Depreciation and amortization	597,592	780,758

Total expenses	2,655,456	2,432,796

NET INCOME (LOSS)	$95,130	$(372,655)

See notes to financial statements.

CPT PARK, LP
STATEMENTS OF PARTNERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

	T-CPT	CPT	CPT
	Park, LLC	Park GP, LLC	Park, LP	Total
INITIAL PARTNER CONTRIBUTIONS—March 18, 2005	$6,226,701	$7,783	$1,548,892	$7,783,376

Net loss	(298,124)	(373)	(74,158)	(372,655)

Distributions	(354,400)	(443)	(88,157)	(443,000)

PARTNERS’ EQUITY—December 31, 2005	5,574,177	6,967	1,386,577	6,967,721

Net income	76,104	95	18,931	95,130

Distributions	(343,200)	(429)	(85,371)	(429,000)

PARTNERS’ EQUITY—December 31, 2006	$5,307,081	$6,633	$1,320,137	$6,633,851

See notes to financial statements.

CPT PARK, LP
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005

		Period from
		March 18, 2005
		(Date of
		Inception)
		Through
		December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$95,130	$(372,655)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	597,592	780,758
Amortization of deferred financing costs	17,045	14,204
Change in operating assets and liabilities:
Increase in accounts receivable	(12,409)	(3,435)
(Increase) decrease in other assets	(23,901)	27,809
(Decrease) increase in accrued real estate taxes	(57,216)	360,300
Increase in accrued interest payable	—	61,176
Increase in accounts payable and accrued expenses	8,662	36,801
(Decrease) increase in accounts payable and accrued expenses—related party	(14,625)	14,626
(Decrease) increase in other liabilities	(15,954)	34,615

Net cash provided by operating activities	594,324	954,199

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(67,435)	(281,356)
Increase in real estate assets	(130,827)	(107,482)

Net cash used in investing activities	(198,262)	(388,838)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in tenant security deposits	2,740	(7,256)
Partner contributions	—	6,226,701
Mortgage debt incurred	—	14,479,600
Payment of deferred financing costs	—	(119,315)
Payments for real estate assets contributed by Camden Property Trust	—	(20,524,310)
Distributions to partners	(429,000)	(443,000)

Net cash used in financing activities	(426,260)	(387,580)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(30,198)	177,781

CASH AND CASH EQUIVALENTS—Beginning of period	177,781	—

CASH AND CASH EQUIVALENTS—End of period	$147,583	$177,781

SUPPLEMENTAL INFORMATION—Cash paid for interest	$734,116	$532,164

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITY:
Fair value of real estate assets contributed by partner	$—	$21,656,000

Fair value of real estate assets contributed from partner	$—	$125,706

See notes to financial statements.

CPT PARK, LP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, AND THE PERIOD FROM
MARCH 18, 2005 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2005
1.	ORGANIZATION

CPT Park, LP (the “Partnership”), a Delaware limited partnership, was formed for the purpose of holding, operating, maintaining, repairing, leasing and managing Camden Park (the “Property”) a multifamily community containing 288 apartment homes located in Houston, Texas and any other real and personal property owned by the Partnership.

On March 18, 2005, Camden Property Trust (“CPT”), a publicly owned real estate investment trust, contributed to the Partnership the Property, which had a fair value of $21.7 million. In connection with the contribution, CPT, through two wholly owned entities, CPT Park GP, LLC and CPT Park, LP, which own .1% and 19.9% of the Partnership, respectively, was granted a 20% ownership in the Partnership, which was valued at $1.6 million and received cash proceeds of $20.5 million which is reflected in financing activities in the cash flow statement. CPT’s initial contribution is reflected net of the cash proceeds received in the statement of partners’ equity. The remaining 80% limited partnership interest is owned by T-CPT Park, LLC, a subsidiary of a private investment fund which contributed $6.2 million in cash at formation. CPT and T-CPT Park, LLC are collectively referred to herein as the “Partners”. The cash proceeds paid to CPT at formation were funded with cash invested T-CPT Park, LLC and a $14.5 million mortgage loan, which is secured by the Property.

Camden Development, Inc. (“CDI”), a wholly owned subsidiary of CPT, is the property manager pursuant to the Property Management Agreement. This agreement was signed on March 18, 2005. It is between the Partnership and CDI and employs CDI as the exclusive managing and leasing agent for the Property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate Assets and Depreciation—Real estate assets are recorded at cost. Expenditures directly related to the improvement of real estate assets are capitalized at cost as land, buildings, and improvements. Major replacements and betterments are capitalized and depreciated on a straight-line basis over the estimated useful lives of the property (buildings and related land improvements—35 years; and furniture, fixtures, and equipment—5 to 20 years). The Partnership capitalized $130,827 in 2006 and $107,482 for the period from March 18, 2005 through December 31, 2005, of improvement costs.

Property and operating maintenance expenses totaled $880,367 and $657,226 in 2006 and 2005, respectively. Costs recorded as repairs and maintenance includes all amounts which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Ordinary repairs and maintenance are expensed as incurred.

In accordance with Financial Accounting Standards Board (“FASB”) Statements of Financial Accounting Standards (“SFAS”) No. 142, Accounting for Goodwill and Other Intangible Assets, and upon the acquisition of real estate, the Partnership estimates the fair value of acquired assets, including land, buildings, the value of in-place leases, (including above and below market leases), and acquired liabilities. The Partnership then allocates the purchase price of the acquired property based on these assessments of relative fair value. The Partnership assesses fair value based on estimated cash flow projections and available market information.
Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Partnership did not recognize impairment on long-lived assets for the year ended December 31, 2006 or for the period from March 18, 2005 (date of inception) through December 31, 2005.
Cash and Cash Equivalents—All cash and investments in money market accounts and other highly liquid securities with a maturity of three months or less at date of purchase are considered to be cash and cash equivalents.
Restricted Cash—Restricted cash consists of escrow deposits held by lenders for property taxes. Substantially all restricted cash is invested in demand and short-term instruments.
Accounts Receivable—The Partnership reviews accounts receivable and an allowance is recorded for the estimated uncollectible portion of accounts receivable. An allowance of $460 and $550 was recorded at December 31, 2006 and 2005, respectively. Changes in the allowance for uncollectible accounts receivable are recorded as bad debt expense.
Deferred Financing Costs—Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the interest method. Amortization of this cost is included in interest expense in the statements of operations.
Intangible Assets—Intangible assets recorded at acquisition include in-place residential leases which were valued at time of acquisition at $326,228. The in-place residential leases were amortized over 9 months, which was the estimated average remaining life of a lease at the time of acquisition. Amortization of this cost is included in depreciation and amortization in the statement of operations. These costs were fully amortized as of December 31, 2005.
Tenant Security Deposits—The Partnership performs credit evaluations of its tenants and generally requires a security deposit up to one month of rental income. These tenant security deposits are classified as liabilities in the balance sheet.
Revenue Recognition—Rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebillings, and administrative, application and other transactional fees charged to residents. Apartment homes are rented to residents on lease terms generally ranging from 6 to 13 months, with monthly payments due in advance. All other sources of income are recognized as earned.

Income Taxes—Under present income tax law, the Partnership is not subject to federal income taxes; therefore, no provision for taxes is included in the accompanying financial statements. The Partners include their respective share of the Partnership’s income or losses in their individual tax returns.
Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Significant estimates relate to impairment analysis related to the carrying value of real estate assets, fair value of assets and liabilities acquired, and estimates of the useful lives of assets. Actual results could differ from those estimates.
Reclassifications—Certain reclassifications regarding related party accounts payable balances have been made to amounts in the 2005 financial statements to conform to the 2006 presentations.
Recent Accounting Pronouncements—In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This pronouncement applies to all voluntary changes in accounting principle and revises the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires changes to the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements, including those which are in a transition phase as of the effective date. The adoption of SFAS No. 154 did not have an impact on the Partnership’s financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent other accounting pronouncements require or permit fair value measurements. The statement emphasizes fair value as a market-based measurement which should be determined based on assumptions market participants would use in pricing an asset or liability. Upon adoption, the Partnership will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.
In June 2006, the FASB issued Financial Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in financial statements of the impact of a tax position, if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership has assessed the potential impact of FIN 48 and adoption will not have an impact on its financial statements.

Texas Margin Tax, On May 18, 2006, the Texas Governor signed into law a Texas margin tax which restructures the state business tax by replacing the taxable capital components of the current franchise tax with a new “taxable margin” component. Since the tax base on the Texas margin tax is derived from an income based measure, management believes the margin tax is an income tax and, therefore, the provisions of SFAS 109 regarding the recognition of deferred taxes apply to the new margin tax. In accordance with SFAS 109, the effect on deferred tax liabilities of a change in tax law should be included in tax expense attributable to continuing operations in the period including the enactment date. The cumulative effect of the change in tax law was immaterial and the impact of the change in deferred tax liabilities did not have a material impact on tax expense. Beginning in 2007, the Partnership expects to incur tax expense related to this margin tax.

3.	PARTNERSHIP AGREEMENT

The Partnership is governed by the Amended and Restated Limited Partnership Agreement, dated March 18, 2005, in which the term is indefinite and shall continue its existence until it is dissolved pursuant to the provisions in the Partnership Agreement.

Distributable Cash Flow (e.g. the amount by which the net cash flow for such period exceeds the then current reserve deduction, to the extent not already included in the calculation of net cash flow) shall be distributed to the Partners monthly in the following order: first, pro rata to reduce the Partners’ capital preferred return whereby the “preferred return” represents a cumulative return of fourteen percent per annum, compounded annually, second, pro rata to reduce the Partners’ initial capital contribution accounts, and, finally, to the Partners’ in their respective capital percentages unless the Portfolio Value Asset Test, as defined, is satisfied.

If the Portfolio Value Asset Test is not satisfied, the Partners receive distributions pro-rata in accordance with their respective capital ratios. Upon the test being satisfied, the Partners receive distributions pro-rata in accordance with their respective sharing ratios. As of the end of 2006, the Portfolio Value Asset Test had not been satisfied.

All profits and losses for any fiscal year shall generally be allocated pro rata among the Partners, so as to reduce, proportionately, the differences between their respective Target Capital Accounts, as defined, and Partially Adjusted Capital Accounts, as defined, whereby a Partner’s “Target Capital Account” shall represent an amount equal to the hypothetical net distribution such Partner would receive if the Partnership were liquidated at the close of such period and the net assets of the Partnership were distributed according to the allocation described above. In contrast, the aforementioned “Partially Adjusted Capital Account” shall mean the capital account of such Partner at the beginning of the taxable period adjusted for (a) the Partner’s share of the minimum gain with respect to all nonrecourse liabilities of the Partnership that would be realized by the Partnership if the Partnership disposed of the Partnership, that was not otherwise required to be taken under the Regulatory Allocations during the taxable period and (b) for all capital contributions and distributions during such taxable period, but before giving effect to any allocation of items of income, gain, deduction, or loss for the period.

Additional capital contributions of the Partners may be required if at any time the general partner determines, in accordance with the Agreement, additional funds are required for anticipated cash needs.

4.	MORTGAGE NOTES PAYABLE

The following is a summary of the Partnership’s indebtedness at December 31:

	2006	2005
5.07% Note, due 2012	$14,479,600	$14,479,600
The 5.07% mortgage note requires monthly payment of interest, with the principal balance due in April 2012.

5.	RELATED PARTY TRANSACTIONS

CDI earns a management fee equal to three percent of all gross cash receipts of the Partnership. Management fees earned by CDI for 2006 totaled $82,268 and for the period from March 18, 2005 through December 31, 2005, totaled $61,719. The Partnership maintains no employees as all personnel are employees of CDI. As property manager, CDI was reimbursed for payroll and other operating costs amounting to approximately $510,000 for 2006 and $305,000 for the period from March 18, 2005 through December 31, 2005.

6.	COMMITMENTS AND CONTINGENCIES

The Partnership is party to various claims arising in the normal course of business. These claims are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that final outcome of such matters will not have a material adverse effect on the Partnership’s financial statements.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2006. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, management’s estimates are not necessarily indicative of the amounts the Partnership could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

At December 31, 2006, management estimated the carrying amounts reflected in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities were at amounts that reasonably approximated fair value due to the short-term nature of the instruments. Estimates of fair value of the 5.07% Fixed Mortgage Note are based upon interest rates available for the issuance of debt with similar terms and remaining maturity. At December 31, 2006 and 2005, the outstanding balance of the 5.07% Fixed Mortgage Note payable of $14.5 million had an estimated fair value of $14.2 million and $15.0 million, respectively.
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